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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                  Schedule TO
                            Tender Offer Statement
                   under Section 14(d)(1) or 13(e)(1) of the
                        Securities Exchange Act of 1934
                             (Amendment No.    )*

                               ----------------

                      SIMON TRANSPORTATION SERVICES INC.
                      (Name of Subject Company (issuer))

                               ----------------

                             JERRY MOYES (Offeror)
   (Names of Filing Persons (identifying status as offeror, issuer or other person))

                    CLASS A COMMON SHARES, $0.01 Par Value
                    CLASS B COMMON SHARES, $0.01 Par Value
                        (Title of Class of Securities)

                                   828813105
                     (CUSIP Number of Class of Securities)

                                  Jerry Moyes
                            2200 South 75th Avenue
                            Phoenix, Arizona 85043
                                (623) 269-9700
 (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                With a Copy to:
                             Earl H. Scudder, Esq.
                            Scudder Law Firm, P.C.
                             411 South 13th Street
                            Lincoln, Nebraska 68508
                                (402) 435-3223

                           Calculation of Filing Fee

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
                                                                        Amount
                                                                          of
           Transaction                                                  filing
           valuation*                                                    fee
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
           $36,830,913                                                  $7,367

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*Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of all outstanding shares of Class A Common Stock, par value $.01 (the "Class A Common Shares") and Class B Common Stock, par value $.01 (the "Class B Common Shares" and together with Class A Common Shares, the "Shares") of Simon Transportation Services Inc., a Nevada corporation (the "Company"), other than the 848,550 Shares deemed to be beneficially owned by the Filing Person and certain persons affiliated with him, at $7.00 per Share net to the seller in cash. According to the Company's

   Form 10-Q for the quarter ended December 31, 1999, there were 5,196,358 Class A Common Shares (including the 848,550 Shares deemed to be beneficially owned by the Filing Person and certain persons affiliated with the Filing Person), and 913,751 Class B Common Shares issued and outstanding. The total of 6,110,109 outstanding Shares, less the 848,550 Shares deemed to be beneficially owned by the Filing Person and certain persons affiliated with him, result in 5,261,559 Shares subject to the offer. Based on the foregoing, the transaction value is equal to the product of 5,261,559 Shares and $7.00 per Share. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

   [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid: _____
   Form or Registration No.: ___
   Filing Party: _______
   Date Filed: _______

   [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

   [x] third-party tender offer subject to Rule 14d-1.
   [ ] issuer tender offer subject to Rule 13e-4.
   [ ] going-private transaction subject to Rule 13e-3.
   [ ] amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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

                                  SCHEDULE TO

   This Schedule TO Tender Offer Statement (this "Statement") relates to the offer by Jerry Moyes ("Purchaser") to purchase all outstanding shares of Class A Common Stock, par value $.01 (the "Class A Common Shares") and Class B Common Stock, par value $.01 (the "Class B Common Shares" and together with Class A Common Shares, the "Shares") of Simon Transportation Services Inc., a Nevada corporation (the "Company"), at $7.00 per Share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 23, 2000, and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are annexed hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

ITEM 1. SUMMARY TERM SHEET.

   The information set forth in the Offer to Purchase under "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

   (a) The name of the subject company is Simon Transportation Services Inc. The Company's principal executive offices are located at 5175 West 2100 South, West Valley City, Utah 84120-1252. The telephone number for the Company's principal executive office is (801) 924-7000.

   (b) The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.

   (c) The information set forth in the Offer to Purchase in Section 6 ("Price Range of Shares; Dividends on the Shares") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

   (a) and (c) This Statement is being filed by Purchaser. The information set forth in the Offer to Purchase in Section 8 ("Certain Information Concerning the Purchaser") is incorporated herein by reference.

   (b) Not applicable.

ITEM 4. TERMS OF THE TRANSACTION.

   (a)(1)(i-viii, xii) The information set forth in the Offer to Purchase under "Introduction" and in Section 1 ("Terms of the Offer"), Section 2 ("Procedures for Tendering Shares"), Section 3 ("Withdrawal Rights"), Section 4 ("Acceptance for Payment and Payment"), and Section 5 ("Certain Federal Income Tax Consequences") is incorporated herein by reference.

   (a)(1)(ix) Not applicable.

   (a)(1)(x) Not applicable.

   (a)(1)(xi) Not applicable.

   (a)(2)(i-vii) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

   (a) Not applicable.

   (b) The information set forth in the Offer to Purchase in Section 9 ("Background of the Offer") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS.

   (a) The information set forth in the Offer to Purchase in Section 10 ("Purpose of the Offer; Plans for the Company") is incorporated herein by reference.

   (b) Not applicable.

   (c) (1-7) The information set forth in the Offer to Purchase under ("Introduction") and in Section 10 ("Purpose of the Offer; Plans for the Company"), Section 12 ("Effect of the Offer on the Market for the Common Shares; Exchange Act Registration; Margin Regulations"), Section 13 ("Dividends and Distributions"), and Section 14 ("Certain Conditions of the Offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   The information set forth in the Offer to Purchase in Section 11 ("Source and Amount of Funds") is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   (a) The information set forth in the Offer to Purchase in Section 8 ("Certain Information Concerning the Purchaser"), Section 9 ("Background of the Offer"), and in Schedule I to the Offer to Purchase is incorporated herein by reference.

   (b) Not applicable.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

   (a) The information set forth in the Offer to Purchase in Section 16 ("Fees and Expenses") is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

   (a) and (b) Because the consideration offered consists solely of cash, the Offer is not subject to any financing condition, and the Offer is for all outstanding Shares, Purchaser believes that Purchaser's financial condition is not material to a decision by a holder of Shares as to whether to sell, tender, or hold Shares pursuant to the Offer.

ITEM 11. ADDITIONAL INFORMATION.

   (a) The information set forth in the Offer to Purchase under Section 9 ("Background of the Offer"), Section 10 ("Purpose of the Offer; Plans for the Company"), and Section 14 ("Certain Conditions of the Offer") is incorporated herein by reference.

   (b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and
(a)(1)(B) hereto, respectively, is incorporated herein by reference.

ITEM 12. EXHIBITS.

    (a)(1)(A)--Offer to Purchase dated May 23, 2000.

    (a)(1)(B)--Letter of Transmittal.

    (a)(1)(C)--Notice of Guaranteed Delivery.

    (a)(1)(D)--Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

    (a)(1)(E)--Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

    (a)(1)(F)--Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(1)(G)--Text of Press Release issued by Purchaser on May 23, 2000.

    (a)(1)(H)--Summary Publication, dated May 23, 2000.

    (b)--Not applicable.

    (c)--None.

    (d) --Not applicable.

    (e)--Not applicable.

    (f)--Form of Preliminary Consent Solicitation.

    (g)--Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    /s/ Earl H. Scudder
                                          By: _________________________________
                                            Earl H. Scudder on behalf of Jerry
                                                    Moyes, individually
                                                        (Signature)

                                              Earl H. Scudder, under power of
                                                         attorney
                                                     (Name and title)

                                                       May 23, 2000
                                                           Date

                               POWER OF ATTORNEY

   I, Jerry Moyes, hereby authorize and designate Earl H. Scudder and Mark A. Scudder, individually, with full power of substitution, to execute and file, on my behalf, all Schedules TO (including any amendments thereto) that I may be required to file with the U.S. Securities and Exchange Commission as a result of my ownership of or transactions in securities of Simon Transportation Services Inc.

   The authority granted herein shall continue until I am no longer required to file Schedules TO (or amendments thereto) with regard to my ownership of or transactions in securities of Simon Transportation Services Inc., unless earlier revoked in writing.

   I, the undersigned, acknowledge that by serving in such capacity at my request, neither Earl H. Scudder, Mark A. Scudder, nor Scudder Law Firm, P.C. is assuming any responsibility to comply with Schedule TO of the Securities and Exchange Act of 1934.

                                                     /s/ Jerry Moyes
                                          _____________________________________
                                                 Jerry Moyes, individually
May 3, 2000
Date


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